Exhibit 99.1

Equinor’s share saving plan allocates shares

The shares purchased by DNB on behalf of Equinor (OSE: EQNR, NYSE: EQNR) on 10 December 2020 for use in the group’s share saving plan have on 15 December 2020 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 11,442,491 shares.

As participants in the share saving plan, Equinor’s primary insiders, and their close associates have been allocated shares at an average price of NOK 149.08. Details on allocation of shares are set forth in the overview below.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act

Name	Title	Shares allocated to primary insider	Shares allocated to close associate(s)	New shareholding primary insider	New shareholding close associate(s)	New total shareholding
Frey-Martinez, Jose	Vice president	60		3,892		3,892
Gjærum, Reidar	Senior vice president	678		31,827	445	32,272
Holm, Mads	Senior vice president	206		1,118		1,118
Hutton, Peter	Senior vice president investor relations	204		338		338
Jacobsen, Jon Arnt	Senior vice president corporate audit	803		27,319		27,319
Karlsen, Rune	Vice president	85		7,024		7,024
Kvelvane, Ørjan	Senior vice president	463		11,500		11,500
Labråten, Per-Martin	Member of the board of directors	138		2,362		2,362
Løseth, Tore M.	Executive vice president	414		12,969		12,969
Møllerstad, Hilde	Member of the board of directors	286	306	5,292	3,575	8,867
Nilsson, Jannicke	Chief Operating Officer	750	285	34,179	18,839	53,018
Nordang, Ana Fonseca	Senior vice president	566	211	5,762	1,922	7,684
Arne Sigve Nylund	Executive vice president	1,009		25,345		25,345
Opedal, Anders	Chief Executive Officer	211	179	29,768	2,757	32,525
Reitan, Torgrim	Executive vice president	931		54,192	1,574	55,766
Rummelhoff, Irene	Executive vice president	907		39,636	407	40,043
Skeie, Svein	Chief Financial Officer	549	295	33,442	8,072	41,514
Torstensen, Siv Helen	General counsel	613	248	10,063	2,441	12,504
Tungesvik, Geir	Executive vice president	389		25,364		25,364
Øvrum, Margareth	Executive vice president		277	68,566	9,720	78,286